September 20, 2023

Via EDGAR

Messrs. Blaise Rhodes and Rufus Decker

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Hanesbrands Inc.

Form 10-K for the Fiscal Year ended December 31, 2022

Item 2.02 Forms 8-K filed February 2, 2023 and May 3, 2023

Responses dated July 18, 2023 and August 10, 2023

File No. 001-32891

Dear Messrs. Rhodes and Decker:

This letter responds to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”) contained in the letter from the Staff dated July 27, 2023 (the “Comment Letter”) in regard to the above-referenced Form 10-K and Item 2.02 Forms 8-K filed by Hanesbrands Inc. (the “Company”, “we” or “our”), as well as a follow-up discussion by conference call among the Staff and members of the Company’s management team on Thursday September 14, 2023. On the call, the Staff requested that we provide additional information on the non-cash charge related to the Swiss impairment recapture and related journal entries.

The Company’s response to this request for additional information is set forth below the full text of the Staff’s applicable comment.

1.

We read your response to comment 3. We continue to believe your non-GAAP adjustments to remove non-cash reserves recorded related to deferred taxes result in an individually-tailored income tax recognition method. Please revise your non-GAAP presentations to omit them.

Response:

Swiss Impairment Recapture

At the end of the Company’s 2022 fiscal year, the Company recorded an impairment for statutory accounting and income tax purposes at the level of a Swiss subsidiary. Swiss statutory accounting and income tax rules require the recording of an impairment charge and the reduction in carrying value of an investment in a subsidiary if the fair market value of the subsidiary decreases below the Swiss statutory accounting carrying value, which was the case for the Swiss subsidiary for the applicable period. In addition, if that investment subsequently recovers in value, Swiss statutory accounting and income tax rules require a recapture of any impairment previously recorded in statutory accounting and taxable income. The Company did not recognize any impairment with respect to the subsidiaries of the Swiss entity in its financial statements for the 2022 fiscal year. As a result, the statutory impairment charge created a taxable outside basis difference related to the investment in subsidiaries of the Swiss entity, and the Company could not assert that it would not be required to reverse the charge in the foreseeable future as the recapture of the impairment is outside of the Company’s control. Therefore, the Company was required to record a non-cash charge of approximately $143 million to establish a deferred tax liability related to this taxable outside basis difference. The journal entry recorded was as follows:

DR Deferred Tax Expense	$143M
CR Deferred Tax Liability	($143M	)

The statutory income tax deduction for the impairment created a taxable loss for the Swiss entity’s 2022 fiscal year. The taxable loss was reduced by taxable dividend income. Under Swiss income tax law, dividends are not generally taxable in the proportion of dividend income to taxable income. Because the impairment created such a large tax loss, the tax relief on the dividends paid to the Swiss subsidiary by its subsidiaries did not apply. Accordingly, these dividends became taxable and reduced the loss created by the impairment. As a result, the Company recorded a non-cash tax benefit of approximately $57 million for a deferred tax asset on the taxable loss being carried forward to future periods (after giving effect to the dividend offset). The journal entry to record the benefit was as follows:

DR Deferred Tax Asset	$57M
CR Deferred Tax Benefit	($57M	)

The net of the deferred tax charge for the outside basis difference and the deferred tax benefit for the net operating loss carryforward was approximately $86 million. The Company concluded that the net charge should be a non-GAAP adjustment as the net charge is not a normal, recurring, cash operating expense. The charge, while significant, is not indicative of our core business operations and may potentially mislead investors if not treated as a non-GAAP adjustment.

The Company expects the net of the gross charge and the newly established liability for taxes on unremitted earnings to reverse due to an internal restructuring of the Company’s organizational structure. After the internal restructuring, the impaired subsidiaries will no longer be held by the Swiss subsidiary, so any potential recovery in value will not be subject to recapture and will not be taxable in Switzerland. Therefore, once the restructuring is complete, the deferred tax liability created by the impairment will be reversed. The journal entry will be recorded as follows:

DR Deferred Tax Liability	$143M
CR Deferred Tax Benefit	($143M	)

Once the deferred tax liability for the potential recapture is reversed, the Company will record a deferred tax liability for unremitted earnings that upon future remittance will be taxable in Switzerland to the extent of the net operating loss carryforward. Any future remittances of unremitted earnings in excess of the utilization of the net operating losses will qualify as exempt from income tax in Switzerland. The Company will not assert permanent reinvestment on these unremitted earnings subject to tax. The journal entry will be recorded as follows:

DR Deferred Tax Expense	$57M
CR Deferred Tax Liability	($57M	)

The Company plans to include the income tax benefit in connection with the net change in the deferred tax liability as a non-GAAP adjustment when the net reversal occurs. Similar to the previously disclosed net charge, the benefit, while significant, is not indicative of our core business operations and may potentially mislead investors if not treated as a non-GAAP adjustment. In our earnings release for the 2023 fiscal year and in the Annual Report on Form 10-K for the 2023 fiscal year, we will provide enhanced disclosure consistent with the discussion set forth above related to this benefit.

In connection with your comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (336) 519-2018 or Scott.Lewis@hanes.com.

Very truly yours,

/s/ M. Scott Lewis